Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Exterran Holdings, Inc.
Commission File No. 333-141695

Universal Compression Holdings, Inc. 4444 Brittmoore Road Houston, Texas 77041
FOR IMMEDIATE RELEASE
Universal Compression Holdings, Inc. Announces Redemption of Senior Notes due 2010
Houston, July 13, 2007 — Universal Compression Holdings, Inc. (NYSE: UCO) announced today that that its subsidiary Universal Compression, Inc. will redeem all $175 million of its remaining outstanding 7.25% Senior Notes due 2010.
The indenture governing the notes permits the unconditional redemption of all of the notes at a redemption price of 103.625% plus accrued and unpaid interest up to and including the date fixed for redemption. The expected date of redemption is August 13, 2007.
The Bank of New York is the trustee and redemption agent for the notes. Formal notice of the redemption setting forth the redemption procedures will be made to bondholders on July 13, 2007.
The redemption of the notes is part of the refinancing plan of Universal and Hanover Compressor Company being implemented in anticipation of the closing of their pending merger, which is currently expected to occur on or about August 20, 2007, if the conditions to the closing have been satisfied as of that date. As part of the refinancing plan, Exterran Holdings, Inc., which will be the publicly traded holding company following the completion of the merger, has engaged Wachovia Capital Markets, LLC and J. P. Morgan Securities Inc. to arrange and syndicate a senior secured credit facility, consisting of a revolving credit facility and a term loan, and has engaged Wachovia to provide a new asset-backed securitization facility to Exterran. The primary purpose of these new facilities will be to fund the redemption or repurchase of all of Universal’s and Hanover’s outstanding debt other than Hanover’s convertible debt securities and the credit facility of Universal’s publicly traded subsidiary, Universal Compression Partners, L.P. The new facilities will replace Universal’s and Hanover’s existing bank lines and Universal’s existing asset-backed securitization facility. The closing of the new facilities is subject to, among other things, the receipt of sufficient commitments from participating lenders and the execution of mutually satisfactory documentation.
About Universal Compression Holdings
Universal Compression Holdings, headquartered in Houston, Texas, is a leading natural gas compression services company, providing a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry.
Forward-Looking Statements
All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the ability of Universal and Hanover to complete their proposed merger, the expected timing of the closing of the merger, Universal’s and Hanover’s plans for and the timing of the refinancing of certain of their outstanding debt obligations and Exterran’s plans for and the timing of its entering into a new credit facility and asset-backed securitization facility. While Universal believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its or Exterran’s business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the failure to receive the approval of the merger by the shareholders of Hanover and Universal and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement, the possible inability to obtain sufficient commitments to the credit facility from participating lenders or the inability to reach agreement with participating lenders on mutually satisfactory documentation for the credit facility or the securitization facility.
These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Amendment No. 1 thereto, and those set forth from time to time in Universal’s filings with the Securities and Exchange Commission (“SEC”), which are available through www.universalcompression.com. Except as required by law, Universal expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information
 In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Exterran Holdings, Inc. (formerly Iliad Holdings, Inc.), which includes definitive proxy statements of Universal and Hanover, a prospectus of Exterran and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, EXTERRAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
 Universal Compression Holdings and Hanover Compressor Company and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger.

Information about these persons can be found in the definitive proxy statement/prospectus that has been filed with the SEC in connection with the proposed transaction.
Contacts
J. Michael Anderson
Senior Vice President and Chief Financial Officer
713-335-7295
David Oatman
Vice President, Investor Relations
713-335-7460